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                                  Exhibit 99.1


                                HEALTHWATCH, INC.
                                 2445 CADES WAY
                                 VISTA, CA 92083

July 14, 1998


Larry Fisher, Executive Vice President
HALIS, Inc.
9040 Roswell Road, Suite 470
Atlanta, GA 30350

Dear Larry:

         HealthWatch is pleased to submit this letter of intent for the acquisition of HALIS, Inc., ("HALIS") by HealthWatch, Inc. ("HealthWatch"), pursuant to a merger of HALIS into a wholly owned subsidiary of HealthWatch (the "Merger"). The Merger will be made in accordance with the terms of a mutually acceptable definitive merger agreement between HALIS and HealthWatch (the "Merger Agreement").

         1. MERGER CONSIDERATION. It is expected that at the closing, which is anticipated to be within 120 days of the execution of this Agreement, or on an alternative mutually agreeable date, HALIS will be merged into a subsidiary of HealthWatch, and HealthWatch will issue sufficient shares of its common and preferred stock to equal the "Fair Market Value" of 100% of HALIS' issued and outstanding shares of common stock. Fair Market Value of both the HALIS and HealthWatch stock shall be calculated by averaging the closing bid price of each company's common stock for the period beginning May 26, 1998 and ending July 13, 1998.

The exact form of the transaction will be determined before closing based on advice from the appropriate legal and financial parties of both HALIS and HealthWatch, however it is anticipated that HealthWatch will issue a combination of common and preferred shares to HALIS according to the following formula:

         (a) Based on the share prices above, the relative value of each HealthWatch share to each HALIS share is calculated to be 3.4 to 1. Therefore, for every 3.4 shares of HALIS stock exchanged, the HALIS shareholder will receive one share of HealthWatch stock.

         (b) 33 1/3 % of the total number of HealthWatch shares to be issued will be issued as common shares and 66 2/3 % of the total number of HealthWatch shares to be issued will be issued as preferred shares. Said preferred shares shall be convertible into common shares according to mutually agreed terms and conditions.

         2. CERTAIN CONDITIONS. The closing of the proposed transaction will be conditioned upon:

         (a) HealthWatch having the full authority to issue sufficient shares of its common stock and preferred stock to meet its obligations set forth in the Merger Agreement;

         (b) Paul W. Harrison, Chairman of the Board of Directors of HealthWatch, being the Chairman of the Board of Directors and CEO of HealthWatch following the Merger. The remaining management of both companies will be determined by the Board of Directors of HealthWatch following the Merger;


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         (c)      key senior management, if requested, entering into two-year employment contracts with appropriate non-competition, non-solicitation and confidentiality provisions;

         (d) the HealthWatch Board of Directors following the Merger being the current HealthWatch board members plus one HALIS nominee;

         (e) HALIS' revenues for the period January 1, 1998 through July 1, 1998 being approximately $4,000,000 or more;

         (f) HALIS' EBITDA being in a positive trend for the period July 1, 1998 through December 31, 1998;

         (g) HealthWatch being satisfied with the financial condition of HALIS and upon there having been, from the date of this Agreement until the date of closing, no material adverse change in the condition, financial or otherwise of HealthWatch and its business;

         (h) HALIS being satisfied with the financial condition of HealthWatch and upon there having been, from the date of this Agreement until the date of closing, no material adverse change in the condition, financial or otherwise of HealthWatch and its business;

         (i) HealthWatch being satisfied with the results of its due diligence investigation of the business of HALIS;

         (j) HALIS being satisfied with the result of its due diligence investigation of the business of HealthWatch; and

         (k) the approval of the Merger Agreement by the shareholders of HealthWatch and HALIS.


         3. INVESTMENT; BUSINESS COLLABORATION. So long as the parties are working to complete the Merger, HealthWatch shall loan to HALIS up to a total of $250,000, such loan to be pursuant to the form of Debenture attached hereto as Exhibit A, $50,000 of such loan to be made upon HALIS' acceptance of this proposal, with the balance to be made as mutually agreed, which is expected to be at the rate of approximately $50,000 per month. Further, HALIS shall provide services to HealthWatch to further develop the "integration engine" which HealthWatch and PHE have under development and to provide an interface for HealthWatch's Life Sciences products and HALIS' Healthcare Enterprise System ("HES") and to assist HealthWatch in marketing HALIS' HES product to HealthWatch's customer base. For these services, HealthWatch shall pay HALIS $25,000 per month. HALIS shall provide monthly invoices to HealthWatch documenting the services provided.

         4. INSPECTION PERIOD. After the acceptance of this proposal by HALIS, each company will on request make available to the other and their respective Representatives (as defined in paragraph 8 (d) below), and permit a physical inspection by the other and their respective Representatives of, all aspects of the other company's business, including the assets, agreements, financial condition and books and records which relate to its business. Each company will initiate its due diligence investigation and audit of the other within thirty (30) business days after HALIS' acceptance of this proposal and, once initiated, will proceed diligently to complete the same as soon as practicable.

         5. OPERATION OF THE BUSINESS.It shall be a condition to HealthWatch's obligation to close the Merger that HALIS operate its business in the normal course from the date hereof through the earlier to occur of the termination of the obligations under this proposal or the Merger Agreement, as the case may be, or the date of closing, and not make any material change therein or enter into any material agreements, incur any material liabilities, sell any material assets other than inventory in the normal course of business, issue, redeem, or otherwise sell or purchase any shares of its capital stock or options or rights to purchase or acquire its capital stock, or distribute to its shareholders any assets, including cash or cash


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equivalents, by dividend or otherwise, without the prior written consent of
HealthWatch, which consent shall not be unreasonably withheld.

         6. OTHER PROVISIONS. The Merger Agreement will contain usual and customary representations, warranties, covenants and other agreements on behalf of HealthWatch and HALIS and the closing will be subject to usual and customary conditions, including:

         (a) obtaining all necessary consents or approvals of governmental bodies, lessors and other third parties;

         (b) absence or disclosure of pending or threatened material litigation; and

         (c) delivery of customary legal opinions, closing certificates, and other documentation.

         7. COST AND EXPENSE. HealthWatch shall bear the costs and expenses incurred by it and its shareholders in connection with the transactions contemplated herein and HALIS shall bear the costs and expenses incurred by it and its shareholders in connection with the transactions contemplated herein, including any and all finder's fees, selling agent fees, etc.

         8.       CONFIDENTIALITY.

         (a) Each company acknowledges that it and its Representatives shall from time to time have access to and be provided with confidential, secret and proprietary information regarding the business of the other, which may include technical, financial, and other information. Subject to the provisions of subparagraph (c) below, any fact or information (whether furnished or obtained orally or in writing) concerning any aspect of the business of the other heretofore or hereafter disclosed to the other or any of the other's directors, officers, employees, attorneys, accountants, financial advisors or other agents or obtained as a result of each company's inspection of the other and its premises or records shall be deemed to be and hereafter will be referred to as the "Evaluation Material." The Evaluation Material shall be contractually subject to protection pursuant to the provisions of this Agreement, whether or not it would otherwise be regarded or legally considered "confidential," and without regard to whether such information constitutes a trade secret and is also protectable at law or in equity as a trade secret.

         (b) Each company is to (i) hold the Evaluation Material in strict confidence and secrecy, (ii) limit access to the Evaluation Material to those of its Representatives (as defined below) who need to know the same for the sole purpose of evaluation the Merger, and (iii) not use the Evaluation Material for any purposes other than the discussions with the other regarding the Merger, or disclose the Evaluation Material to any individual, firm or entity (a "Person") other than as expressly set forth below with respect to each company's Representatives, without the prior written consent of the other.

         (c) Notwithstanding the provisions of (a) and (b) above, the Evaluation Material does not include the following: (i) any information that either company can demonstrate as being in its possession prior to the time of disclosure by the other;
                  (ii) any information which was in the public domain prior to disclosure to the other or that comes into the public domain through no fault of the other; (iii) any information which is disclosed on a non-confidential basis by a third party with rightful possession of such information; and (iv) any information, now or hereafter, independently developed without any reliance on any information disclosed by the other or its Representatives, or obtained as a result of inspection of the premises or books and records of the other. Information that does not constitute a trade secret under applicable law shall not be considered Evaluation Material for purposes of this Agreement after two (2) years from the date of this Agreement. Each company agrees that the other will advise and cause its employees, directors, officers, accountants, attorneys, investment bankers, representatives and agents



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                  ("Representatives") who will have access to the Evaluation
                  Material not to use any Evaluation Material for any purposes other than in connection with discussions regarding the Merger or to disclose any Evaluation Material to any Person other than to its other Representatives permitted to have access to the Evaluation Material provided above, and any such use or disclosure shall be at all times and in all events on the terms of and in compliance with the restrictions of this Agreement. Each company is responsible for the compliance by its Representatives with this Agreement.

         (d) Each company shall advise and cause its employees, directors, officers, accountants, attorneys, investment bankers, representatives and agents ("Representatives") who will have access to the Evaluation Material not to use any Evaluation Material for any purposes other than in connection with discussions regarding the Merger or to disclose any Evaluation Material to any Person other than to its other Representatives permitted to have access to the Evaluation Material provided above, and any such use or disclosure shall be at all times and in all vents on the terms of and in compliance with the restrictions of this Agreement. Each company agrees to be responsible for the compliance by its Representatives with this Agreement.

         (e) Each company agrees that if for any reason the Merger is not consummated, it will not for a period of one (1) year from the date hereof directly or indirectly for its account or for the account of any other Person hire any employee of the other with whom it had contact or who was specifically identified as part of the due diligence investigation of the other in connection with the Merger, without the prior written consent of the other.

         9. EXCLUSIVITY. HALIS agrees that from the date of the acceptance of this proposal until its termination in accordance herewith, neither it nor any of its Representatives will hold or participate in any discussions with any other person or entity concerning the direct or indirect sale of its stock or assets, nor will HALIS or any of its Representatives entertain any offers with respect thereto for a period of 120 days from the acceptance of this proposal. Unless earlier terminated as hereinafter provided, this Agreement shall terminate on the date which is 60 days after the last signature below is obtained, should a Definitive Agreement not be entered into by such date. Except with respect to the provisions of paragraphs 7 and 8, either party hereto may terminate this letter by advising the other party in writing, and thereafter this Agreement shall have no further force and effect.

         10. PUBLICITY. Neither party shall publicly announce or disclose the contents of this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld.

         11. BINDING EFFECT. This proposal, if accepted, shall be deemed only an expression of interest and, except for the provisions of paragraphs 7,8, 9 and 10 above, it is meant only to address the intentions of the parties with respect to the matters set forth herein. Although HALIS and HealthWatch intend to proceed promptly and in good faith to achieve the consummation of the Merger, this proposal does not constitute an offer by HALIS to sell, nor an offer by HealthWatch to purchase, and is not a binding agreement, except for the foregoing enumerated provisions, which shall be binding on the parties hereto and their respective successors and assigns, notwithstanding the failure of the parties to execute and deliver the Merger Agreement. Notwithstanding any of the foregoing to the contrary, the provisions of paragraphs 7 and 8 shall survive the termination of this letter of intent.

         If HALIS accepts this proposal as a basis for negotiating a definitive written agreement, please so indicate by signing the enclosed copy of this letter and returning it no later than July 14, 1998. If HALIS accepts this proposal, please be assured that HealthWatch will negotiate with HALIS in a positive and constructive manner, with the objective of reaching a mutually satisfactory definitive written agreement at the earliest possible date, and then proceeding promptly with completion of the Merger.


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Sincerely,                           Accepted By:

HEALTHWATCH, INC.                    HALIS



By /s/  Paul Harrison                By /s/ Larry Fisher
  ------------------------------       ----------------------------
   Paul Harrison, Chairman              Larry Fisher, Executive Vice President

Date:  July 14, 1998.                Date:  July 14, 1998



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